

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

December 20, 2017

Matthew E. Clark
Executive Vice President and Chief Financial Officer
Cheesecake Factory Incorporated
26901 Malibu Hills Road
Calabasas Hills, California 91301

> **Re:** **Cheesecake Factory Incorporated**
> **Form 10-K for Fiscal Year Ended January 3, 2017**
> **Filed March 2, 2017**
> **File No. 000-20574**

Dear Mr. Clark:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure